                                   Securities and Exchange Commission

                                   Washington, D. C.  20549


                                   FORM 11-K
                                   ANNUAL REPORT

                                   Pursuant to Section 15(d) of the
                                   Securities Exchange Act of 1934

                                   For the fiscal year ended December 31, 1998

                                   Commission File No. 1-10697


                                    NON-QUALIFIED STOCK PURCHASE PLAN OF
                                    COMMERCIAL INTERTECH CORP.


                                    COMMERCIAL INTERTECH CORP.
                                    1775 Logan Avenue
                                    Youngstown, Ohio  44505

                                    Audited Financial Statements

                                    NON-QUALIFIED STOCK PURCHASE PLAN OF
                                    COMMERCIAL INTERTECH CORP.


                                    Years Ended December 31, 1998, 1997, and
                                    1996

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Audited Financial Statements

                  Years Ended December 31, 1998, 1997, and 1996


                                    CONTENTS



REQUIRED INFORMATION

Report of Independent Auditors ..........................................    1

Statements of Net Assets-December 31, 1998 and 1997......................    2

Statements of Changes in Net Assets-Years Ended December 31, 1998,
    1997, and 1996 ......................................................    3

Notes to Financial Statements ...........................................    4


EXHIBITS

Consent of Independent Auditors .........................................    9

                         Report of Independent Auditors


Administrative Committee
Non-Qualified Stock Purchase Plan
    of Commercial Intertech Corp.

We have audited the accompanying statements of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1998 and 1997, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1998 and 1997, and the changes in its net assets for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets and the statements of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.


                              Ernst & Young LLP

Cleveland, Ohio
March 15, 1999

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                            Statements of Net Assets


                                                        DECEMBER 31, 1998                      DECEMBER 31, 1997
                                      ------------------------------------------  -------------------------------------------------
                                                        COMMERCIAL                                  COMMERCIAL
                                                        INTERTECH                                    INTERTECH
                                                          CORP.                                       CORP.
                                            MONEY        COMMON                       MONEY           COMMON
                                           MARKET         STOCK                       MARKET          STOCK
                                            FUND           FUND         TOTAL          FUND           FUND          TOTAL
                                      --------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                               $  4,579      $  4,579
Accrued interest receivable                $    222      $      5      $    227      $    314                         314
Company contributions receivable              1,640         2,125         3,765
Employee contributions receivable             3,296         4,297         7,593
                                     --------------------------------------------------------------------------------------
                                              5,158         6,427        11,585           314         4,579         4,893
Investments:
   Money Market Fund                         55,609            46        55,655        50,316                      50,316
   Investment in CIC stock                                 44,869        44,869                      71,006        71,006
                                     --------------------------------------------------------------------------------------
                                             55,609        44,915       100,524        50,316        71,006       121,322
                                     --------------------------------------------------------------------------------------

Total assets                                 60,767        51,342       112,109        50,630        75,585       126,215

LIABILITIES
Distributions payable to participants        60,767        50,523       111,290        50,630        75,405       126,035
Payable to the Company                                        819           819                         180           180
                                     --------------------------------------------------------------------------------------

Total liabilities                            60,767        51,342       112,109        50,630        75,585       126,215
                                     --------------------------------------------------------------------------------------
NET ASSETS                                 $      0      $      0      $      0      $      0      $      0      $      0
                                     ======================================================================================


See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                       Statements of Changes in Net Assets

                                                                                                 For the Year Ended
                                                       December 31, 1998                      December 31, 1997
                                            ---------------------------------------------------------------------------------------
                                                             Commercial                                    Commercial
                                                             Intertech                                     Intertech
                                                               Corp.                                        Corp.
                                                Money          Common                        Money          Common
                                                Market          Stock                        Market          Stock
                                                 Fund            Fund           Total        Fund            Fund         Total
                                            ---------------------------------------------------------------------------------------
Contributions:
   Company                                     $  19,708       $  24,128       $  43,836    $  16,360       $  17,446    $  33,806
   Employee                                       39,662          48,795          88,457       32,720          35,421       68,141
                                            ---------------------------------------------------------------------------------------

                                                  59,370          72,923         132,293       49,080          52,867      101,947
Net investment income:
   Interest and dividends                          1,397           1,019           2,416        1,550           1,014        2,564
   Other expenses                                                   (168)           (168)
                                            ---------------------------------------------------------------------------------------
                                                   1,397             851           2,248        1,550           1,014        2,564

Realized gain (loss) on distribution                              15,233          15,233                       17,229       17,229
Realized gain on sales of assets                                      40              40                           21           21
Unrealized appreciation (depreciation) in
   aggregate current value of investments                        (44,068)        (44,068)                       3,955        3,955
Decrease (increase) in Company payable                              (639)           (639)                          50           50
Transfers to (from) plan                                            (177)           (177)

                                            ---------------------------------------------------------------------------------------
Net assets available for distribution             60,767          44,163         104,930       50,630          75,136      125,766
Distributions payable to participants             60,767          44,163         104,930       50,630          75,136      125,766
                                            ---------------------------------------------------------------------------------------
Net change in net assets                               0               0               0            0               0            0

Net assets at beginning of year                        0               0               0            0               0            0
                                            ---------------------------------------------------------------------------------------
Net assets at end of year                      $       0       $       0       $       0    $       0       $       0    $       0
                                            =======================================================================================


                                                           December 31, 1996
                                            --------------------------------------------------
                                                                  Commercial
                                                                  Intertech
                                                                     Corp.
                                                   Money            Common
                                                   Market           Stock
                                                    Fund            Fund           Total
                                            --------------------------------------------------
Contributions:
   Company                                         $  19,160      $  20,437      $  39,597
   Employee                                           38,320         41,458         79,778
                                                   ---------------------------------------
                                                      57,480         61,895        119,375
Net investment income:
   Interest and dividends                              1,587            823          2,410
   Other expenses                                                      (124)          (124)
                                                   ---------------------------------------
                                                       1,587            699          2,286

Realized gain (loss) on distribution                                   (272)          (272)
Realized gain on sales of assets
Unrealized appreciation (depreciation) in
   aggregate current value of investments                            20,330         20,330
Decrease (increase) in Company payable                                  (36)           (36)
Transfers to (from) plan
                                                  ----------------------------------------
Net assets available for distribution                 59,067         82,616        141,683
Distributions payable to participants                 59,067         82,616        141,683
                                                  ----------------------------------------

Net change in net assets                                   0              0              0

Net assets at beginning of year                            0              0              0

                                                  ========================================

Net assets at end of year                          $       0      $       0      $       0
                                                  ========================================


See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Notes to Financial Statements

                  Years Ended December 31, 1998, 1997, and 1996




A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the Plan's year. Investments consist of common shares of Commercial Intertech Corp. (the "Company" or "CIC") and Money Market Fund shares. Generally, purchases of Company shares are made on the open market; however, purchases may also be made directly from the Company's treasury. Historical cost is computed based on average cost for purposes of computing unrealized appreciation (depreciation) in the aggregate current value of investments, realized gain (loss) on distribution, and realized gain (loss) on sales of common stock.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund and the number of shares of stock allocated to participants' accounts times the year end market price per share for the Commercial Intertech Corp. Common Stock Fund ("Stock Fund"). Realized gains/losses on distributions are calculated based on historical costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.
                   Notes to Financial Statements - Continued


B.     DESCRIPTION OF THE PLAN

The Plan provides investment opportunities for eligible employees, including the opportunity to acquire stock of the Company. Eligible employees include all employees of Commercial Intertech Corp. and its domestic subsidiaries with a base salary in excess of $160,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code. Eligible employees also include employees, as designated by the Compensation Committee of the Board of Directors, of foreign subsidiaries of the Company. Participants may elect to contribute up to 15% of their eligible compensation. The Company will make a contribution to each participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

Eligible compensation, for employees of the Company and its domestic subsidiaries, is defined as base wage or salary in excess of $160,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code. For employees of foreign subsidiaries of the Company, eligible compensation consists of base wage or salary.

Participants that are employees of the Company and its domestic subsidiaries may elect to contribute to either the Stock Fund or the Money Market Fund. Participants that are employees of foreign subsidiaries of the Company may contribute to the Stock Fund only. Employee and Company contributions are allocated directly to each participant's account and vest immediately. For the Stock Fund, the monthly allocation of shares to a participant's account is based on the proportion that the participant's contributions and employer contributions for that participant bears to such contributions of all participants who participate in the Stock Fund. Investment income is allocated proportionally to each participant's account.

At the beginning of each Plan year, participants may change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions are made after the end of each Plan year. Money Market Fund participants receive the full value of their accounts as of the Plan year end. Stock Fund distributions are made in whole shares of stock, while fractional shares less than one-half are forfeited and used as a credit toward future Company contributions. Distribution of a participant's account is required as soon as practical after the end of the month in which the participant terminates employment for any reason, including death, disability, retirement, discharge or otherwise.

        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.
                   Notes to Financial Statements - Continued

B.     DESCRIPTION OF THE PLAN-CONTINUED

In 1998, 7 employees participated in the Money Market Fund and 10 employees participated in the Stock Fund. In 1997, 6 employees participated in the Money Market Fund and 8 employees participated in the Stock Fund. In 1996, 6 employees participated in the Money Market Fund and 9 employees participated in the Stock Fund.

The Plan is administered by a committee appointed by the Compensation Committee of the Board of Directors of the Company. The Company has the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. Administrative expenses that are not paid by the Company, in its sole discretion, will be paid by the Plan.

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative committee.

C.     INCOME TAX STATUS

The Plan maintains its assets in a trust which is not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust is a taxable trust under Subchapter J of the Internal Revenue Code and is taxable on undistributed earnings. Participants are taxed on matching Company contributions and earnings distributed by the trust.

Since the trust distributed or intends to distribute all earnings for 1998, 1997, and 1996, it has no federal income tax liability for such years.

D.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 1998, 1997, and 1996. The Plan received dividends of $959, $1,014 and $823 on this stock during 1998, 1997, and 1996, respectively.

On September 10, 1996, the Company spun off CUNO Incorporated, a wholly-owned subsidiary, as an independent publicly held company. The spin-off was in the form of a one-for-one share dividend to shareholders of Company common stock as of August 9, 1996. As a result of the share dividend, Plan participants received a total of 2,008 common shares of CUNO Incorporated.

Based on the average market value of the respective stocks at the time of the spin-off, 56% of the cost basis of the 2,008 shares of Company common stock held in the Plan at that time was allocated to the 2,008 shares of CUNO Incorporated common stock. The remaining 44% became the adjusted cost basis of the 2,008 shares of Company common stock.

        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.
                   Notes to Financial Statements - Continued


E.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by June 1999. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.

            F.    INVESTMENTS



               Identity of Issue Borrower,                       Description of                     Current
                 Lessor or Similar Party                           Investment             Cost       Value
---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                            ** 3,468 common shares
                                                             $12.938 per share        $    67,302  $   44,869
   Federated Investors Inc. Trust for
     U.S. Treasury Obligations                              **46 shares                        46          46

Money Market Fund:
   Federated Investors Inc.:
     Trust for U. S. Treasury Obligations
     Treasury Obligations Fund                            ** 55,609 shares                 55,609      55,609
                                                                                      -------------------------

                                                                                      $   122,957 $   100,524
                                                                                      =========================

DECEMBER 31, 1997
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                            ** 3,422 common shares
                                                             $20.750 per share        $    49,371  $   71,006
   CUNO Incorporated

Money Market Fund:
   Federated Investors Inc. Trust for U.S. Treasury
     Obligations                                          ** 50,316 shares                 50,316      50,316
                                                                                      -------------------------

                                                                                      $    99,687 $   121,322
                                                                                      =========================

                                                               Sales and Distributions of Investments
                                                                       During the Year Ended
                                                         ---------------------------------------------------
               Identity of Issue Borrower,                  Aggregate          Market          Realized
                 Lessor or Similar Party                       Cost             Value         Gain (Loss)
-------------------------------------------------------- ----------------- ---------------------------------
DECEMBER 31, 1998
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                              $    53,946       $    69,219      $  15,273

   Federated Investors Inc. Trust for
     U.S. Treasury Obligations                                   67,290            67,290              0

Money Market Fund:
   Federated Investors Inc.:
     Trust for U. S. Treasury Obligations                        50,521            50,521              0
     Treasury Obligations Fund                                        1                 1              0





DECEMBER 31, 1997
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                              $    38,835       $    47,534      $   8,699

   CUNO Incorporated                                             23,816            32,367          8,551

Money Market Fund:
   Federated Investors Inc. Trust for U.S. Treasury
     Obligations                                                 59,067            59,067              0



*        Party-in-interest.

** Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock (including shares bought and distributed, as well as held during the year), depreciated $44,068 in 1998, and appreciated $10,020 and $14,277 in 1997 and 1996 respectively. The fair value of the Plan's investment in CUNO Incorporated common stock decreased $6,065 as a result of distribution in 1997 and appreciated $6,053 in 1996.

                                                                       Exhibit I








                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25795) pertaining to the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. and in the related Prospectus of our report dated March 15, 1999, with respect to the financial statements of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                               Ernst & Young LLP

Cleveland, Ohio
March 19, 1999

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date:  March 26, 1999                Non-Qualified Stock Purchase Plan
                                     of Commercial Intertech Corp.



                                       By:     James M. Donchess
                                               ------------------------------
                                               James M. Donchess
                                               Corporate Attorney, Benefits